FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the script related to Registrant’s conference call held on August 25, 2008 after the announcement of Registrant’s results for the quarter ending June 30, 2008.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: September 23, 2008

CONFERENCE CALL SCRIPT
August 2008

Andrea Costa

Good morning and good afternoon. Thank you for joining us today for Gilat’s second quarter 2008 results conference call.

A recording of the call will be available beginning at approximately 12:00 PM Eastern Time, August 25, 2008 until August 27, 2008 at 12:00 PM. Our earnings press release and website provide details on accessing the archived call.

Investors are urged to read the forward-looking statements language in our earnings release, but essentially it says statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the SEC.

That said, on the call this morning is Gilat’s Chairman of the Board and Chief Executive Officer, Amiram Levinberg, Ari Krashin, Chief Financial Officer and also joining us is Rachel Prishkolnik, the company’s General Counsel. Amiram please go ahead

Amiram

Thank you, Andrea. Good day everyone.

I’ll start by giving you a short update on the status of the merger transaction. Then, I will go over our business highlights for the second quarter, key financial indicators, and elaborate about our different market segments.

After this, Ari will take you through the detailed financial results and I will summarize. We will open the floor for questions right after this.

As we have announced last week, the Company has met all conditions precedent to close the Merger Transaction. We informed the Purchasers of our readiness to close the transaction on August 5, 2008. Unfortunately, the purchasers have verbally informed us that they will not close the merger transaction at the agreed upon $11.40 share price. The purchasers made a number of new verbal proposals which were substantially different from the definitive agreement. These proposals were rejected by the company’s board. The purchasers also belatedly raised the claim that anti-trust clearance was required from the German authorities and then failed to act promptly in obtaining such clearance. In any event, such clearance is not a condition precedent in the Merger Agreement. The Company has informed the Purchasers that they have 72 hours to complete the definitive merger transaction. If the conditions are not met, Gilat shall seek all remedies at its disposal including legal action.

As you know, the Merger Agreement, was entered into on March 31, 2008, by a consortium of investors, comprised of The Gores Group LLC, Mivtach Shamir Holdings Ltd., companies affiliated with Roy Ben-Yami, Ami Lustig and Eytan Stibbe and DGB Investments, Inc. a company affiliated with Doug Bergeron. The Merger Agreement contains a guaranty by each of the investors that secures a termination fee in the aggregate amount of $47.3 million, payable to Gilat in the event of an intentional breach of the agreement by them.

I am, of course, very disappointed that the members of the consortium after 11 months of intensive due diligence and negotiations have chosen not to honor their obligations to complete this transaction. I hope that the consortium will meet its obligations without delay so we need not take legal actions to enforce the undertakings set forth in the agreement.

I will turn now to the review of our quarter. Our financial results for this quarter were lower than second quarter 2007, mainly due to the continued delay in revenue recognition from our operations in Colombia, but also to some extent due to the lumpiness of GNS’s business. While we have a healthy funnel of deals, we have seen delays in many pending large projects throughout the world. On the other hand, Spacenet had a good second quarter.

Regarding Colombia, I am pleased to report that we have made progress in the negotiations with the Colombian government for a revised agreement which will enable us to get back on track and recognize revenues. We believe that we will be able to sign a new agreement by as early as the end of the third quarter. Should this new agreement be signed, we will be able to perform under newly negotiated indicators and then starting in Q4 we will once again be able to recognize revenues for the project.

In the developed markets, we saw strong activity in the U.S., with significant deals in the enterprise and gaming segments. These included both new deals and technology refreshes for existing customers. We also see growth in the Emergency Management market and announced that a number of state agencies have chosen our satellite services.

Regarding GNS’ product sales, I have often stated the inherent lumpiness of this market, especially for product sales. In the second quarter, this lumpiness affected GNS more than in previous quarters. We primarily attribute this lumpiness to lengthened sales cycles which we are seeing in many regions of the world. As I previously said, while we have a healthy funnel of large transactions, many projects have been postponed by governments, operators and other customers.

Our new SkyEdge II platform is continuing to gain market traction and we announced this quarter that Alldean has chosen to deploy SkyEdge II for the East African market.

This quarter, we also signed our first large integrated WiMAX VSAT deal. If you remember, we announced last quarter that we are teaming with AirSpan for WiMAX products.

I will discuss all these issues in more detail a bit later.

Moving to the financial indicators summary slide, quarterly revenues were $65.6 million in the second quarter of 2008 compared to $70.3 million in the comparable quarter of 2007.

The net income for this quarter, excluding the $200,000 of merger related transaction expenses, was $1.5 million, compared to $5.5 million in the comparable quarter of 2007. The effect of our inability to recognize the revenues of our Colombian operations on Q2 results was $3.7 million in revenue, operating income, net income and EBITDA in comparison to Q2 2007

Ari will provide a more in depth presentation of our financials a bit later.

Delving into a little more detail about our business during the second quarter, I will begin with the developed markets.

Spacenet had a strong quarter, attaining good results in bookings and profitability. Spacenet saw enhanced activity in the gaming segment in Q2 with major turnkey VSAT solution rollouts for state lotteries. Spacenet is currently working on a number of state lotteries rollouts that have over 25,000 sites.

On the Enterprise front, Spacenet signed a number of contracts with existing clients for technology refreshes as well as contracts with new customers. The recent awards include a major hotel chain, a big box retailer, and a restaurant chain, for a total of over 10,000 sites.

Another growth area in the developed markets is Emergency Management. Spacenet has recently launched a new product for this market called ION. It is a ruggedized suitcase sized product that provides a satellite “network in a box” , and is designed for emergency response personnel. ION can be integrated into a mobile command vehicle and supports converged voice, video, and high speed data services. Two separate state agencies – Missouri Hospital Association and Missouri Department of Transportation are using our satellite service as part of an emergency response network. Both networks were deployed by one of Spacenet’s long-time channel partners, Orbital Data Net, and provide high-speed satellite links to support critical data and voice communications, radio backhaul, and VPN Internet access in case of a disaster or terrestrial connectivity failure.

Now I’d like to turn to the Emerging Markets.

As I have mentioned, GNS’ product sales are deal sensitive and it is hard to forecast the exact timing of such deals. Since many of the deals that our sales teams work on are relatively large projects, their overall affect on a specific quarter are quite significant. In the past months, we have seen much longer sales cycles and many more delays of projects on the part of governments and operators. . One such example is a large education project that was scheduled to close in the first quarter, then delayed to the second quarter and now we hope to bring good news regarding this project in the third quarter. As a general rule, we do not see cancellations of projects or more intensity in our competition and our funnel is healthy.

Our SkyEdge II continues to gather market traction. SkyEdge II’s high performance enables us to reach new high-value markets that require higher bandwidth and more throughputs. In addition, SkyEdge II is very efficient in terms of satellite resources which translate to a better return on investment for our customer service providers. We have customers for SkyEdge II in the Americas, Europe, Africa and Asia .

This quarter we received our first large integrated WiMAX deal, which includes both integration with satellite technology and turnkey network rollout. This is a pilot for an even larger government project to provide Internet access to schools. We see this as a positive sign for synergy between the two technologies – WiMAX and satellite, as well as a vote of confidence for our core strength in rural regions which is relevant to WiMAX networks as well.

That concludes our business overview. Now I would like to turn over the call to Ari Krashin, our new CFO, who will review the financials. Ari has been with Gilat for the last 8 years, in his last position he served as Gilat’s Director of Finance I want to take this opportunity to congratulate Ari for his new position in the company. Ari?

Speaker:	Ari Krashin

Thank you very much Amiram. Good morning and afternoon everyone.

I would like to provide you with our second quarter results as well as offer some details to the quarterly financials.

Before I dig into the numbers, let me remind you that our GAAP financial results include the impact of SFAS-123R, the inclusion of equity based compensation expenses in the P&L. In our press release, we are presenting GAAP and non-GAAP results as well as reconciliation tables which highlight this data.

Revenues for the second quarter were $65.6 million, compared to $70.3 million in the second quarter of 2007, a decrease of approximately 6.7%. This decrease I in year-over-year revenue is primarily related to the continued deferral of revenues relating to the projects in Colombia. Revenues of approximately $3.7 million were recognized in the same period last year. As mentioned in previous quarters, while we are not presently recognizing revenues from the projects in Colombia, we continue to record all related expenses.

Our gross margin for the second quarter was approximately 32%, compared to 36% in the second quarter of 2007.

As a reminder, our gross margin is affected quarter-to-quarter by the mix of equipment and services, the regions in which we operate, the size of our deals and the timing in which transactions are consummated. As such, we are subject to lumpiness in our business which can lead to quarter-to-quarter fluctuations. This, together with the expenses related to our operation in Colombia, had a negative impact on our gross margin this quarter. In addition, we are seeing more aggressive pricing activity in certain regions of the world.

Gross R&D expenses increased slightly from $4.4 million in Q2 2007 to $4.6 million this quarter. The increase was primarily attributable to a rise in headcount, which was in accordance with the Company’s plan to focus on targeted investments in R&D.

Operating income for the quarter was $0.7 million, compared to $4.4 million in the second quarter of 2007. Operating income for the quarter reflects the impact of our Colombia operation, the foreign exchange impact arising from the decline in value of the U.S. Dollar vs. the Israeli shekel as well as the decrease in revenues and gross margin. During the quarter, the effect of the decline in value of the U.S. Dollar vs. the Israeli shekel accounted for approximately $1.7 million [ of what?].

Our net financial income for the second quarter was $0.9 million, compared to financial income of $1.3 million in the same quarter in 2007. The reduction is attributed mainly to the decrease in interest rates.

Our GAAP net income for the second quarter of 2008, was $1.3 million or $0.03 cents per diluted share, compared to a net income of $5.5 million or $0.13 cents per diluted share for the second quarter of 2007.

At the end of the quarter, our cash balances, including marketable securities and restricted cash, net of short-term bank credit, amounted to $182.2 million

Our trade receivables at the end of the quarter were $58.1 million. The increase from the previous quarter is a result of longer payment terms, primarily in a small number of transactions with well established customers in certain regions.

Our inventories at the end of the quarter were $24.5 million. The increase in our inventories is attributed mainly to a few projects that will be deployed during Q3 and Q4

Our shareholder’s equity at the end of the quarter totaled $237.7 million.

Now I’d like to turn the call back to Amiram.

Amiram:
Thank you Ari,
To summarize;
We are disappointed in the difficulties we face in closing the merger agreement, but I hope the Purchasers will honor their commitment.

Our Spacenet business in the United States is experiencing positive trends evidenced by strong momentum in the second quarter.

We believe that we will be able to sign a new agreement with the Colombian Government by as early as the end of the third quarter. Our funnel is healthy and bookings in Q2 were double the bookings in Q1, and I estimate that with all of these factors we will bring a positive impact beginning in the Q4 2008.

That concludes our review. We would now like to open the floor for questions. Operator?

I’d like to thank you for joining us for this quarter’s call.
Good afternoon and good bye.

OPERATOR: Thank you. (OPERATOR INSTRUCTIONS) The first question is from Jonathan Ho of William Blair. Please go ahead.

JONATHAN HO, ANALYST, WILLIAM BLAIR: Good morning. When you say that the (inaudible) you received were materially different, can you talk about how far apart we are talking about here?

AMIRAM LEVINBERG: Hi Jonathan.

JONATHAN HO: Morning.

AMIRAM LEVINBERG: Hi, good morning. On the advice of our litigation counsel I cannot provide you with any specifics at this time. But I can tell you that until yesterday we were engaged in a verbal dialogue with no firm proposals. The offer that has been raised orally were very far from what the Board was willing to recommend to our shareholders. Rachel, you can feel free if you want to add anything here.

RACHEL PRISHKOLNIK, GENERAL COUNSEL, GILAT SATELLITE NETWORKS LTD: No, I think that’s enough.

JONATHAN HO: Okay. In terms of, if the deal closes or doesn’t close, do you think there are still sort of other interested parties, I mean given the process that you guys went through to basically look at all of the opportunities, how do you think about that going forward?

AMIRAM LEVINBERG: Well, in this process, Jonathan, there were a few companies that has expressed interest, and there was a very orderly process that concluded a long due diligence process by these companies and by the consortium that eventually signed the definitive agreement we got. I think it is immature to say at this point and the only thing I would like to say is that for, I would expect the investors consortium to honor the definitive agreement that they signed.

JONATHAN HO: Did they give any specific reason as to why they won’t close the deal? You had mentioned the German Competitive Board. Can you give us more detail on what they specifically site as reasons why they don’t think all of the conditions have been met?

AMIRAM LEVINBERG: It is, I don’t really want to speak for them. The German one I just referred to, okay. And I don’t think, anything more on this. Unless Rachel you can put some color here on some more detail if you like, but other than that, no coherent kind of message that came from them, up to this point, kind of obviously a mixture of comments and allegations on what the new one, I really don’t want to speak for them.

JONATHAN HO: Okay. I will hop back in the queue then.

OPERATOR: Thank you. The next question is from [Eric Marzuko of Domenic and Domenic]. Please go ahead.

ERIC MARZUKO, ANALYST: Good morning, good afternoon. I guess my questions are similar I guess we are trying to get a better understanding of what the Buyer is claiming, I guess they said there’s some critical data they’re referring to that wasn’t presented or some terms that the Buyers asserted that you guys did not meet. Can you mention anything in regards to that?

AMIRAM LEVINBERG: I – generally I have no idea what the materials they are referring to, to somebody has showed me, in one of the newspapers just ten minutes before I walked into this room, I don’t know, but to gather some perspective, as a part of this due diligence which the due diligence itself took many, many months and there was, they were using professional advisors and we have built an electronic state as part of this process, that have met management, not only CFO, CEO, but management, they have done the Company, and they have done lots of work and in that work, they have more asked for more material which we added to the data, it was a very due long and tiring I would say process. So, generally I don’t know what they’re referring to.

ERIC MARZUKO: On the Columbia contract, you said you guys are making progress there and you hope to have something signed by the third quarter can you talk a little bit about the difference of, I guess this quarter you made, the last quarter in regards to Columbia as opposed to now and what has really changed? Are you in a much better place than you were, a much better position than you were last quarter or?

AMIRAM LEVINBERG: I think that, I think there is a change. The change is that it is negotiations that go between us and the government and I would think, like any negotiation that we are in a fairly final stage. So I hope that we can sign the agreement with them as soon as the end of September.

ERIC MARZUKO: Thank you. Is this, I mean this, is it the mean issue with the Buyer that is the Columbia contract or?

AMIRAM LEVINBERG: When they first showed up with their hesitation to close they talked a lot about Columbia, I don’t know what they talked about now I can’t think of any material data that we didn’t give them, not only in the due diligence part, you have to understand we were in contact with them not only this tedious decisions but also after the, after the agreement has been signed they kept fairly close contact with the Company, we have updated them as per the agreement and I would say development of the Company. So, I have no idea what, where they’re coming from.

ERIC MARZUKO: How strong do you guys believe your case is?

AMIRAM LEVINBERG: Rachel is my lawyer, she’s on the line. I think that our case is very strong.

RACHEL PRISHKOLNIK: Yes, we feel confident that we have met all conditions precedent in answer to your question and that the agreement needs to be closed and that any decision not to close the agreement will constitute a breach, an intentional breach in the purchasers agreement.

ERIC MARZUKO: Thank you. Then I guess the last question, just I just noticed in the release there was you mentioned 72 hours, three days, is that number based on anything? Does that come with the merger agreement, is that strategy or?

AMIRAM LEVINBERG: It is not part of, basically that is consumed all those times, but, since the, if we want to work on a feeder with them, we want to present them the best chances to close a deal, if they change their mind. If they face some difficulties, maybe in financing or whatever, we want to give them all of the best chances to still come back and close the deal. So, that is the reason why we actually have given them some additional time if they needed this extra time in order to come and close the transaction.

ERIC MARZUKO: Right. You are still in active discussions or?

AMIRAM LEVINBERG: I think we have been in active discussions up until today. Today I have one telephone call. We have one person from the investor group. I don’t know how it will evolve from now on in the next few days. We have been in continuous dialogue with them the last, I would say two weeks.

ERIC MARZUKO: I see. And another one of their issue was that there were the headquarters that were possibly for sale. Is that still, are you guys going to go ahead with that or was just the Buyer going to go ahead with that post transaction?

AMIRAM LEVINBERG: Are you talking about the real estate now, excuse me?

ERIC MARZUKO: The real estate, yes.

RACHEL PRISHKOLNIK: Sorry, I will clarify. The real estate was not for sale. I know there were rumors in the paper that the real estate was for sale and there may have been intentions on the part of the purchaser, but nothing like that came out of the, out of the Company and the Company hasn’t put the facilities up for sale at any point.

ERIC MARZUKO: Okay. Thank you very much.

AMIRAM LEVINBERG: Thank you.

OPERATOR: There are no, excuse me – . (OPERATOR INSTRUCTIONS) Please stand by while we poll for more questions. The next question is from [John Art of Kauffman Fund]. Please go ahead.

JON ART, ANALYST: Hi, good morning. I am wondering if you could go over divisional revenue and compare it with the March quarter so we know specifically where the revenue shortfalls were? Perhaps you can start with rural and talk about when the last time revenue from Columbia was recognized?

AMIRAM LEVINBERG: I have thought and then I can fill in the blanks. The last time we recognized in part revenues from Columbia was in Q3. In Q3, we didn’t recognize in full, the full 3.7, we recognized just part of it. And then in Q4 of ‘07, we did not recognize the full amount of $3.7 million. And that was the case with Q1 and Q2.

JON ART: And what is the expense in Columbia?

AMIRAM LEVINBERG: I would say roughly this – Ari?

ARI KRASHIN: I would say roughly between 1, plus minus 1.5.

AMIRAM LEVINBERG: No, it is roughly the same, 3.7 slightly more than that, I would – .

ARI KRASHIN: Per month.

AMIRAM LEVINBERG: No, no, the quarter.

ARI KRASHIN: The quarter is approximately 3.7, right.

AMIRAM LEVINBERG: Exactly.

JON ART: So it is a break, Columbia is a break even proposition?

AMIRAM LEVINBERG: Correct.

JON ART: And could you talk about how rural and SpaceNet did compared with the March quarter?

AMIRAM LEVINBERG: How space net rural.

JON ART: How the rural business of space net U.S. did compared with March quarter and revenue and earnings contribution?

AMIRAM LEVINBERG: We – it’s not that we don’t provide on a fair business unit basis I guess you refer to SpaceNet 2 and not to SpaceNet?

JON ART: No, I was referring to both, yes.

AMIRAM LEVINBERG: To both. Ari, will you take it please?

ARI KRASHIN: Again I don’t (inaudible) usually this is information that we provide – I think we can see some kind of a slight increase in good quarter for (inaudible) the U.S. with this high revenue, stronger bookings, better impact of the profits, and the price more like the same as Q1, nothing significant changes there.

JON ART: So the entire $5 million quarter to quarter decline from March would be entirely ascribed to the GNS operations?

ARI KRASHIN: Significant portion of if you want to compare to the previous quarter I would say that a significant portion of it comes from GNS.

JON ART: And are you willing to discuss backlog compared with year end?

AMIRAM LEVINBERG: We generally don’t think that – we don’t discuss backlog on a quarter to quarter basis. The only thing I can tell you is that backlog end of Q2 has increased from the backlog end of Q1. We usually do not say but Ari has already said that bookings were double those compared to the bookings in Q1. What I will say but I really don’t want to reveal the numbers. I think that generally speaking, measuring these quarter to quarter is somewhat misleading because it is too short of a period of time.

JON ART: Okay. And can you, I guess one of the questions, was there any 10% customers in the quarter?

AMIRAM LEVINBERG: Hold just a second. We don’t think so but want to verify the answer.

JON ART: Okay. Lastly can you discuss the WiMAX project in more detail, which is what do you think the total potential size of the WiMAX deal is?

AMIRAM LEVINBERG: We didn’t say the magnitude of this deal, and we at this point don’t have an authorization to put up this press release with the name of the customer but which we might have down the road. It is an educational project in Latin America and it starts with a combination of research and WiMAX and it is scalable even now, but it could scale out like probably ten times down the road if further phases reduce project will develop.

JON ART: Great. Thank you.

AMIRAM LEVINBERG: Thank you, Jonathan.

OPERATOR: The next question is a follow up from Jonathan Ho of William Blair. Please go ahead.

JONATHAN HO: Hi, I’m back. A quick question in term of your cash, you guys have a substantial number – amount of cash on the balance sheet right now, do you intend to do anything with it in terms of share buybacks or anything moving forward?

AMIRAM LEVINBERG: We don’t have a share buyback program at this point in time, Jonathan. At this point in time we don’t have such a program.

JONATHAN HO: Just in terms of the balance sheet, taking a look at your inventories, and also accounts receivable we have seen an increase on that side quarter-over-quarter, just wanted to get a sense of maybe what is happening on that side?

AMIRAM LEVINBERG: I have got it then Ari you can fill in. Generally speaking it is change in type of customers if you like. Last year we had many customers which are coming from specific regions of the world which were kind of pay in advance type of customers which obviously skewed the – the cash to have lots of cash even before you recognize the revenues. This year we are kind of back to normal, customers are good solid customers, we don’t have doubtful accounts in any meaningful way. So, it just, a change in working capital due to the fact that we have more regular if you like customers that are playing in net plus 45 or net plus 60 or anything like that. Then as we pay our suppliers, and that is the main reason for the increase in AR, if they’re good customer, they will pay, it is not doubtful account in any way. With regard to inventory, I would just say almost arbitrarily depends on us being prepared for shipments, so you saw it, end of last year, at the same level it is now, then it went down at the end of Q1 and then it went up at the end of Q2 to the level it was at the end of last year. Not very meaningful in my opinion.

JONATHAN HO: With regard to your comments about the bookings doubling in Q2 versus Q1 can you talk or give us a little more color on where you are seeing strength and whether that trend is continuing into the third quarter?

AMIRAM LEVINBERG: As a general comment, I would say that generally speaking, SpaceNet is doing well, and when it comes to G&S and the regions we feel at this point in time we have kind of, the final is strong generally speaking, if I would have to categorize, I would think that Latin America is stronger at this point in time.

JONATHAN HO: And with regard to the trend in bookings into Q3, how do you she progressing?

AMIRAM LEVINBERG: I would think that going in for Q3 and the Q3 status now we have a strong family, the only question in my mind is (inaudible) the cycle and considerations like that I think we have a very strong funnel at this point.

JONATHAN HO: Great. Thank you.

AMIRAM LEVINBERG: Thank you.

OPERATOR: Thank you. The next question is from [Jonathan van Orden of Domenic and Domenic]. Please go ahead.

JONATHAN VAN ORDEN, ANALYST: Good morning and good afternoon.

AMIRAM LEVINBERG: Good morning.

JONATHAN HO: In the event of the Buyer Group breaches and this actually goes to litigation, will the damages you seek be limited or capped at the $47 million termination fee or would it be possible for the court to assess more for the intellectual breach, intentional breach?

RACHEL PRISHKOLNIK: I will answer that. Obviously we will assess all of our remedies with strong litigators in israel and in the United States if it comes to that. And we will do everything we can to recover all damages to the Company to the extent doable.

JONATHAN VAN ORDEN: Sure. And is it possible for shareholders to have third party beneficiary rights?

RACHEL PRISHKOLNIK: We will obviously look into that as well. It is a little early to comment on the specifics.

JONATHAN VAN ORDEN: Thank you very much.

RACHEL PRISHKOLNIK: My pleasure.

OPERATOR: The next question is from Paul Glazer of Glazer Capital Management. Please go ahead.

PAUL GLAZER, ANALYST, GLAZER CAPITAL MANAGEMENT: Yes. Thank you. I don’t know if there’s any truth but we have read in the paper over the past week or two that the Buyer was talking floating a $10.90 acquisition price, down from the $11.40 that had been agreed upon. I have no idea if that’s true or not but I did want to comment that that’s less than a 5% discount and it is not necessarily clear that that would be substantially different than the $11.40, it is, it is a judgment call. And it is noteworthy that it is 40% higher than where your stock is trading right now. I just wanted to make that comment.

AMIRAM LEVINBERG: Okay. Rachel, to you want to add anything about that?

RACHEL PRISHKOLNIK: No, I don’t think we should comment on rumors in the market if that’s okay.

AMIRAM LEVINBERG: Okay.

OPERATOR: Thank you. The next question is a follow-up from John Art of Kauffman Funds. Please go ahead.

JON ART: Yes. Could you comment as to what reasons the Buyer Group gave for breaching the clause and what viable reasons they would have under the MAC clauses of your purchase agreement and whether the quarterly results in anyway might be construed having a down sequential quarter as being such a MAC clause?

RACHEL PRISHKOLNIK: I will respond to that, Jonathan. We don’t, first of all we haven’t been given specific reasons by the Buyers Group. Second we are of approximate opinion that there is no MAC and that the financial results of this, of this quarter would not constitute a MAC and I think you can all look at the agreement and it is part of the proxy and it has been filed with the SEC and see that for yourselves.

JON ART: Great. Thank you. So would we expect that if 72 hours pass that litigation would begin fairly shortly thereafter?

RACHEL PRISHKOLNIK: Our litigators will decide on the timing obviously.

AMIRAM LEVINBERG: But Jonathan, the answer to that is yes, I mean if we – if time time passes, it is some location, I know how it works it in English, here in Israel it takes a little bit more time but other than that, yes, I mean we will take all legal steps as we said.

JON ART: Great. Thank you.

OPERATOR: Thank you. There are no further questions at this time. Before I ask Mr. Levinberg to go ahead with his closing statement I’d like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the U.S. please call 1-888-326-9310. In Israel, please call, 03-925-5947. Internationally please call 9723-925-5947. Mr. Levinberg, would you like to make a concluding statement?

AMIRAM LEVINBERG: I would like to thank you for joining us for this quarters call. Good afternoon and good day.

OPERATOR: Thank you. This concludes the Gilat Satellite Networks Ltd. second quarter 2008 results conference call. Thank you for your participation. You may go ahead and disconnect.